Exhibit 99.2

April 3, 2012

Directors unenforceable undertaking

We undertake to fund the immediate payables needed to be funded for Safe Dynamics Corp until the Company will raise proceeds from the Offering.

We undertake to fund up to $75,000

The loans advanced are due on demand and however are non-interest bearing however will not be demanded until the Company has sufficient funds to repay the loans

Yours Truly

Yitzchak Socolvsky / s/

CEO Director

Akiva Shonfeld /s/

Chief Accounting Officer / Director / Secretary

April 3, 2012